Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Com Hem Holding AB (publ) Subject Company: Com Hem Holding AB Commission File No.: 132-02822
COM HEM
TV
INTERIM REPORT Q2 2018

COM HEM

INTERIM REPORT JANUARY-JUNE 2018

ON TRACK TO DELIVER ON FULL YEAR GUIDANCE

SECOND QUARTER SUMMARY 2018

Revenue increased by 1.1% to SEK 1,815m for the Group, with Com Hem Segment increasing by 3.5% to SEK 1,411m.

Operating profit (EBIT) of SEK 214m decreased by 3.6% compared to SEK 222m in the previous year due to higher items affecting comparability. Excluding these items, EBIT increased by 9.0% from SEK 243m in Q2 2017 to SEK 265m in Q2 2018.

EBITDA declined by 2.1% to SEK 693m due to SEK 30m higher items affecting comparability.

Underlying EBITDA increased by 3.8% to SEK 758m for the Group, with Com Hem Segment increasing by 4.0% to SEK 674m.

Cash flow from operating activities increased by 11.4% to SEK 533m.

Operating free cash flow increased by 20.5% to SEK 504m for the Group due to lower capex and growth in underlying EBITDA.

Net result increased by SEK 54m to SEK 105m mainly explained by a one-time tax effect due to lower corporate tax rate.

Earnings per share: SEK 0.60 (0.28).

Com Hem Segment operational update:
- Unique consumer subscribers rose by 5,000 to record high 992,000.
- Continued growth in broadband, up 8,000 to record high 765,000 RGUs.
- Digital TV RGUs increased by 1,000 to 654,000.
- Consumer ARPU increased to SEK 378 (SEK 371 in Q1 2018), due to price adjustments.
- Consumer churn of 12.8% down 2.0 percentage points compared to last quarter.

Boxer Segment operational update:
- Consumer churn declined to 16.6% (19.3% in Q1 2018).
- Consumer ARPU increased to SEK 309 (SEK 304 in Q1 2018) mainly due to price adjustments.
- 4,000 broadband RGUs were added in the quarter.
- Decline in unique consumers of -7,000 compared to -9,000 in Q1 2018.
- Decline in RGUs of -6,000 compared to -7,000 in Q1 2018.

Shareholder remuneration:
- The full dividend of SEK 6.00 per share has been distributed with the second payment of SEK 3.00 paid to shareholders in early July.
- The Group leverage ratio was 3.6x LTM underlying EBITDA (3.7x in Q1 2018).

Re-audited financial statements:
- A re-audit of financial statements, to be included in the submission of merger documentation with the U.S. Securities and Exchange Commission and the Swedish Financial Supervisory Authority, has been completed.
- Certain adjustments have been made to prior periods in 2017 and 2018 with no impact on revenue, operating profit (EBIT), cash flow or 2018 full year guidance.
- Figures for all periods 2017 include the effect of the restatement. See further appendix 1 to this report.

Tele2 merger update:
- Merger documents now to be reviewed by US Securities and Exchange Commission and Swedish Financial Supervisory Authority.
- Once approved, EGM dates will be announced.
- On track for closing in Q4 2018.

Financial key metrics[1]

	APR-JUN/Q2			JAN-JUN/6 MONTHS			JAN-DEC
	2018	2017	Change	2018	2017	Change	2017
Revenue, SEKm	1,815	1,794	1.1%	3,599	3,551	1.3%	7,136
Operating profit (EBIT), SEKm	214	222	-3.6%	436	454	-3.9%	912
EBITDA, SEKm	693	707	-2.1%	1,394	1,414	-1.4%	2,855
EBITDA margin,%	38.2	39.4	-1.3 p.p.	38.7	39.8	-1.1 p.p.	40.0
Underlying EBITDA, SEKm	758	730	3.8%	1,495	1,442	3.7%	2,926
Underlying EBITDA margin, %	41.8	40.7	1.1 p.p.	41.5	40.6	0.9 p.p.	41.0
Net result for the period, SEKm	105	52	103.9%	192	158	21.1%	371
Earnings per share, SEK	0.60	0.28	109.9%	1.08	0.87	25.2%	2.04
Capex, SEKm	253	311	-18.7%	553	581	-4.7%	1,138
Capex as % of revenue	14.0	17.4	-3.4 p.p.	15.4	16.3	-1.0 p.p.	16.0
Cash flow from operating activities, SEKm	533	478	11.4%	1,086	1,035	4.9%	2,557
Operating free cash flow, SEKm	504	419	20.5%	942	861	9.4%	1,788
Net debt at end of period, SEKm	10,865	10,742	1.1%	10,865	10,742	1.1%	10,488
Net debt/Underlying EBITDA LTM, multiple	3.6x	3.7x	-0.1x	3.6x	3.7x	-0.1x	3.6x

[1] See page 22 for definitions of financial key metrics and Alternative Performance Measures (APM).
The figures in this report refer to the second quarter of 2018 unless otherwise stated. Figures in brackets refer to the corresponding period last year.

2 Interim Report Q2 | April-June 2018

COM HEM
ON TRACK TO DELIVER ON FULL YEAR GUIDANCE
We saw steady growth across financial and operational KPIs in the quarter and first half of the year on the back of product improvements and price adjustments. We took steps to secure our leadership in the Swedish TV market by launching the TV Hub for both the Com Hem and Boxer brands and initial signs look positive. The Boxer integration is now completed which allows Boxer to fully capitalize on the operational advantages of being part of the Com Hem Group.
Increased ARPU and lower churn in the Com
Hem Segment
The Com Hem Segment consumer ARPU rose by
SEK 8 sequentially to SEK 378 on the back of price adjustments implemented in the first quarter while consumer churn declined by 2.0 percentage points sequentially to 12.8%. Churn was slightly higher compared to the second quarter of 2017 as some of the churn related to price adjustments was carried over from the first quarter due to a change in the cancellation procedures.
The sequential decrease in consumer churn led to higher volumes compared to the first quarter, partly offset by an impact from increased activity by competitors. The customer base grew by
5,000 subscribers, broadband RGUs increased by 8,000, digital TV RGUs increased by 1,000, while the fixed telephony RGU decline accelerated to 8,000 due to adjustments of fixed telephony pricing in the quarter.
Boxer integration completed
We finalized the system integration of Boxer during the quarter and expect the remaining synergies to be realized in the second half of the year. With this final step in the integration of Boxer we now have a fully integrated business with all functions run centrally for both brands. This allows Boxer to fully capitalize on the operational advantages of being part of the Com Hem Group with more efficient systems, sales, marketing and a product portfolio now including the new TV Hub which is available for Boxer customers in both the fibre networks and via the DTT network. Boxer consumer ARPU rose by SEK 5 to SEK 309 due to price adjustments in the first quarter and increased dual penetration. Consumer churn remains elevated partly due to a lagging effect from price adjustments but decreased by 2.7 percentage points sequentially to 16.6% in the quarter. Boxer added an additional 4,000 broadband RGUs which is in-line with previous quarters, while unique subscribers and total RGUs declined by 7,000 and 6,000 respectively, an improvement from previous quarters. During June, Boxer ran a trial of new commercial offers aimed at the lower end of the market including very attractive entry-level broadband prices, self-purchase option for CPEs, no binding period, and attractive dual play packages with the new TV hub. We believe that this will be a differentiator versus price fighter brands in open networks who cannot match the scale, service and TV-offering. It also helps us to strategically separate Boxer from the premium Com Hem brand to enhance the dual brand strategy in the SDU market. Results of the trial looks promising so far and we will continue this trial throughout Q3 and evaluate if this is viable for a longer period of time.
Early signs of a converging Swedish market
We saw a higher level of activity from competitors in the quarter. Specifically, we see competitors increasingly focus on fixed-mobile bundles by adding additional value to customers rather than discounting. While this had a slightly dampening effect on volumes in the quarter, we see this as a positive development in the long run as it should benefit both consumers and operators by encouraging operators to improve services and increase customers satisfaction. We believe that this natural development in the market will reduce the overall market churn and make pricing more resilient. This makes the upcoming merger with Tele2 even more timely as we aim to drive this trend in the Swedish market. Together with Tele2 we will have the additional tools and scale needed to amplify the more-for-more strategy which has underpinned the growth in Com Hem over the last few years.
3 Interim Report Q2 | April-June 2018

COM HEM
Strong cash flow growth for the Group
The Com Hem Group increased revenue by 1.1% to SEK 1,815m
with a growth of 3.5% in the Com Hem Segment, offset by a 6.2% decline in Boxer. Underlying EBITDA increased by 3.8% to SEK 758m for the Group with a 4.0% growth in the Com Hem Segment and
1.8% growth in Boxer. Group EBITDA declined by 2.1% to SEK 693m due to a higher level of items affecting comparability from costs associated with the merger with Tele2. Group capex amounted to SEK 253m in the quarter compared to SEK 311m in Q2 2017. Growth in underlying EBITDA and lower capex resulted in a 20.5% growth in operating free cash flow.
The full dividend of SEK 6.00 per share has now been distributed with the second payment of SEK 3.00 paid out in the beginning of July. The share repurchase programme ended in March due to the upcoming merger with Tele2. The Group ended the quarter with a leverage ratio of 3.6x LTM underlying EBITDA which is within our target of 3.5-4.0x.
Looking ahead
Our focus for the second half of the year will as always be continued efforts to increase customer satisfaction to create sustainable growth. We are upgrading our network in preparation for the 1+ Gbit/s launch to further enhance our superior broadband service and meet increasing customer demand for higher speeds and capacity. The TV Hub, which we believe perfectly matches the TV-viewing habits of today’s consumer, is now being sold by both our main brands and should serve to further enhance customer satisfaction. Meanwhile we focus on developing our boxless TV-offering to turn it into our main product in the future. With the Boxer integration now completed, we can realize the rest of the cost synergies and run a more efficient dual brand strategy in the SDU market. These initiatives will create continued growth and secure delivery of our full year guidance. The merger with Tele2 is on track for a fourth quarter closing and in the meantime we will do everything we can to prepare the combined company to successfully drive fixed-mobile convergence from 2019 and beyond.
Anders Nilsson
CEO
FINANCIAL GUIDANCE - UNCHANGED
FINANCIAL GUIDANCE FOR THE GROUP - 2018 AND MID-TERM
Underlying EBITDA We aim to deliver mid-single digit underlying EBITDA growth for the entire Group annually. We expect growth to be skewed toward the Com Hem Segment in 2018 as we continue necessary efforts to execute on the turnaround of Boxer
Capex We expect Capex for the entire Group to be in the range of SEK 1.0-1.1bn annually
Leverage target We aim to maintain our leverage within the interval of 3.5-4.0x underlying EBITDA LTM
4 Interim Report Q2 | April-June 2018

COM HEM

GROUP FINANCIAL OVERVIEW

	APR-JUN/Q2			JAN-JUN/6 MONTHS			JAN-DEC
Financial summary, SEKm	**2018**	**2017**	**Change**	**2018**	**2017**	**Change**	**2017**
Revenue	1,815	1,794	1.1%	3,599	3,551	1.3%	7,136
Operating expenses	-1,601	-1,572	1.8%	-3,163	-3,097	2.1%	-6,224
Operating profit (EBIT)	214	222	-3.6%	436	454	-3.9%	912
Net financial income and expenses	-120	-139	-14.0%	-223	-230	-3.0%	-409
Income taxes	11	-31	n/m	-21	-65	-68.1%	-132
Net result for the period	**105**	**52**	**103.9%**	**192**	**158**	**21.1%**	**371**

Comparisons between second quarter of 2018 and second quarter of 2017, unless otherwise stated.

Total revenue
Total revenue for the Group rose by 1.1% compared to the second quarter in 2017 and amounted to SEK 1,815m. Com Hem Segment revenue grew 3.5%, explained by continued good growth in Com Hem's consumer business which grew by 4.3% driven by both price and volume. Boxer Segment revenue declined by 6.2% explained by continued high churn for DTT customers.

For the first six months Group revenue increased to SEK 3,599m corresponding to a growth of 1.3% compared to the same period last year, with the Com Hem segment growing by 3.7% to SEK 2,785m.

Operating expenses
Operating expenses increased by 1.8% to SEK 1,601m for the second quarter and by 2.1% to SEK 3,163m for the first six months. The increase for both periods is mainly explained by higher level of items affecting comparability and higher operating currency losses.

Items affecting comparability totalled SEK 51m for the second quarter (SEK 21m in Q2 2017) and includes SEK 5m of costs associated to redundancies and SEK 26m of costs associated to the ongoing merger with Tele2 of which SEK 18m relates to retention incentives to management and key employees of Com Hem, with the remainder being transaction related costs.

Operating profit (EBIT)
Operating profit for the second quarter declined by 3.6%, or SEK 8m, and amounted to SEK 214m as a result of a higher level of items affecting comparability. Excluding items affecting comparability, operating profit increased by 9.0% for the quarter.

For the first six months, operating profit amounted to SEK 436m, a decrease of 3.9% compared to the same period in 2017. Excluding items affecting comparability, operating profit increased by 8.5% for the first six months.

Net financial income and expenses
Net financial income and expenses decreased by SEK 19m for the second quarter, and SEK 7m for the first six months. The decrease is explained by effects from revaluation of incentive programs of SEK -41m (-59) for the second quarter and SEK -64m (-71) for the first six months, see further Appendix 1 to this report. Average blended interest rate was 2.4% for the first six months, versus 2.5% for the corresponding period last year.

Income taxes
The Group recognised a tax income of SEK 11m for the second quarter, which includes a one-time adjustment of deferred taxes of SEK 39m explained by lower tax rate in Sweden effective January 1, 2019 (down from 22.0% to 21.4%) and January 1, 2021 (further reduction from 21.4% to 20.6%) as enacted by the Swedish Government in June.

For the first six months the Group recognised a tax expense of SEK 21m. The Group's taxable profit was offset against remaining tax losses carry forwards in the first quarter and at the end of March the Group had utilized all tax losses carry forwards.

Net result for the period
Net result for the quarter increased by 103.9% compared to the second quarter in 2017 and amounted to SEK 105m. For the first six months, net result totalled SEK 192m, up 21.1% compared to the same period in 2017. The increase for both periods is explained by the effects from revaluation of incentive programs included in financial expenses (see Appendix 1) and one-time adjustment of deferred taxes partly offset by higher items affecting comparability.

5 Interim Report Q2 | April-June 2018

COM HEM

Reconciliation between operating profit (EBIT) and underlying EBITDA, SEKm	APR-JUN/Q2 2018	2017	Change	JAN-JUN/6 MONTHS 2018	2017	Change	JAN-DEC 2017
Operating profit (EBIT)	**214**	**222**	**-3.6%**	**436**	**454**	**-3.9%**	**912**
Amortisation & depreciation per function							
- Cost of services sold	231	247	-6.5%	466	485	-3.9%	978
- Selling expenses	242	233	3.9%	482	466	3.5%	945
- Administrative expenses	5	5	4.5%	10	10	4.6%	20
Total amortisation & depreciation	**478**	**485**	**-1.4%**	**958**	**960**	**-0.2%**	**1,943**
EBITDA	**693**	**707**	**-2.1%**	**1,394**	**1,414**	**-1.4%**	**2,855**
EBITDA margin, %	38.2	39.4	-1.3 p.p.	38.7	39.8	-1.1 p.p.	40.0
Disposals	2	2	-3.0%	6	5	6.1%	16
Operating currency loss/gains	12	-1	n/m	13	-2	n/m	-7
Items affecting comparability	51	21	n/m	83	24	n/m	62
Underlying EBITDA	**758**	**730**	**3.8%**	**1,495**	**1,442**	**3.7%**	**2,926**
Underlying EBITDA margin, %	41.8	40.7	1.1 p.p.	41.5	40.6	0.9 p.p.	41.0

Comparisons between second quarter of 2018 and second quarter of 2017, unless otherwise stated.

Underlying EBITDA
Underlying EBITDA for the Group increased by 3.8% for the second quarter to SEK 758m and the underlying EBITDA margin was 41.8%. For the first six months, underlying EBITDA rose by 3.7% to SEK 1,495m and the underlying EBITDA margin was 41.5%.

EBITDA
EBITDA declined by 2.1% to SEK 693m for the second quarter and by 1.4% to SEK 1,394m for the first six months due to a higher level of items affecting comparability from costs associated to redundancies and costs in connection with the merger with Tele2.

Amortisation and depreciation
Amortisation and depreciation decreased by SEK 7m to SEK 478m for the quarter, and by SEK 2m to SEK 958m for the first six months.

Operating free cash flow, SEKm	APR-JUN/Q2 2018	2017	Change	JAN-JUN/6 MONTHS 2018	2017	Change	JAN-DEC 2017
Underlying EBITDA	**758**	**730**	**3.8%**	**1,495**	**1,442**	**3.7%**	**2,926**
Capital expenditure							
Network related	-84	-103	-18.8%	-160	-184	-13.1%	-398
CPEs and capitalised sales commissions	-98	-130	-24.4%	-240	-251	-4.4%	-454
Product- and IT-development	-57	-61	-6.7%	-107	-113	-5.6%	-211
Integration of Boxer	-7	-12	-36.2%	-32	-18	80.1%	-58
Other capex	-7	-5	26.6%	-14	-14	-2.5%	-18
Total capital expenditure	**-253**	**-311**	**-18.7%**	**-553**	**-581**	**-4.7%**	**-1,138**
Operating free cash flow	**504**	**419**	**20.5%**	**942**	**861**	**9.4%**	**1,788**
Change in working capital	26	-130	n/m	-11	-170	-93.6%	-15
Interest payments	-96	-93	3.1%	-206	-145	42.2%	-213
Income tax paid	-43	-	n/m	-57	-31	82.7%	-31
Equity free cash flow	**392**	**196**	**99.9%**	**668**	**515**	**29.7%**	**1,528**

Comparisons between second quarter of 2018 and second quarter of 2017, unless otherwise stated.

6 Interim Report Q2 | April-June 2018

COM HEM

Capital expenditure (Capex)
For the second quarter, capital expenditure amounted to SEK 253m, corresponding to 14.0% of revenue. The decrease compared to the same quarter last year is due to temporarily lower network related capex and lower investments in CPEs in the quarter. For the first six months capital expenditure amounted to SEK 553m, corresponding to 15.4% of revenue.

Operating free cash flow
Operating free cash flow increased by 20.5% to SEK 504m for the second quarter as a result of continued growth of underlying EBITDA in combination with lower capex compared to last year. For the first six months operating free cash flow increased by 9.4% to SEK 942m.

Equity free cash flow
Equity free cash flow doubled to SEK 392m for the second quarter and increased by 29.7% to SEK 668m for the first six months. The increase for both periods is explained by operating free cash flow growth in combination with a more favourable change in working capital partly offset by higher interest payments due to timing as well as higher taxes paid.

Liquidity
At the end of the quarter the Group's total available funds amounted to SEK 1,310m (SEK 1,690m at December 31, 2017), of which cash was SEK 410m (SEK 590m at December 31, 2017) and unutilised credit facilities was SEK 900m (SEK 1,100m at December 31, 2017).

Net debt
At the end of the quarter the Group's net debt amounted to SEK 10,865m (SEK 10,488m at December 31, 2017). Net debt/underlying EBITDA LTM was a multiple of 3.6x (3.6x at December 31, 2017), which is in line with the target leverage of 3.5-4.0x.

	JUN 30		DEC 31
Net debt, SEKm	2018	2017	2017
Non-current interest-bearing liabilities	10,115	10,940	10,104
Add back of capitalised borrowing costs	60	85	71
Non-current interest-bearing liabilities, nominal value	10,175	11,025	10,175
Current interest-bearing liabilities	1,100	12	903
Cash and cash equivalents	-410	-295	-590
Net debt	10,865	10,742	10,488

CREDIT FACILITIES

June 30, 2018, SEKm	Maturity date	Interest base/coupon	Total credit	Utilised amount	Unutilised amount
Bank facilities and commercial papers					
Facility A	Dec 31, 2020	Floating	3,500	3,500	-
Revolving credit facility	Dec 31, 2020	Floating	2,000	-	2,000
Commercial papers	short-term	Fixed	n/a	1,100	-1,100
Incremental facilities	Dec 31, 2020	Floating	2,675	2,675	-
Bond loans					
SEK 1,750m 2016/2021 Notes	Jun 23, 2021	Fixed | 3.625%	1,750	1,750	-
SEK 2,250m 2016/2022 Notes	Feb 25, 2022	Fixed | 3.50%	2,250	2,250	-
Total			**12,175**	**11,275**	**900**

Financing
At the end of the quarter the Group's total credit facilities, including the two outstanding bonds, amounted to SEK 12,175m.

The Group has, through its wholly owned subsidiary Com Hem Sweden AB (publ), issued commercial papers of SEK 1,100m in total, which is short term funding fully backed up by undrawn amount on the Revolving credit facility.

The average blended interest rate on the credit facilities was 2.4% in the quarter. In April, Com Hem agreed with its lenders to extend the term of all bank facilities by 18 months, from June 26, 2019, to December 31, 2020. After extending its bank facilities, the average remaining term to maturity for all of the Group's credit facilities was approximately 3 years as at June 30, 2018.

Loan conditions
The loan facilities with credit institutions are conditional on the Group continually satisfying a predetermined financial key metric (the covenant), which is consolidated net debt in relation to consolidated underlying EBITDA LTM.

In addition, there are provisions and limitations in the loan agreements for the credit facilities with credit institutions and the bond loans regarding further debt gearing, guarantee commitments and pledging, material changes to operating activities, as well as acquisitions and divestments. The conditions were met with a solid margin at the end of the quarter.

7 Interim Report Q2 | April-June 2018

COM HEM
Significant increase of cash dividend
The 2018 annual general meeting resolved on an increase of the cash dividend from SEK 4.00 per share to SEK 6.00 per share paid out on two occasions, March 28, 2018 and July 5, 2018.
Share repurchases
In the first quarter Com Hem repurchased 1,469,719 shares for a total amount of SEK 199m. No further share repurchases will be made until closing of the merger with Tele2.
Share capital and the number of registered shares
As of June 30, 2018 the number of registered shares and votes in Com Hem amounted to 177,470,814, of which 642,604 were treasury shares.
In accordance with the resolution at the annual general meeting held in March 2018, Com Hem did in April execute a reduc- tion of the share capital by way of cancelling 4,300,000 treasury shares, and simultaneously for the purpose of restoring the share capital, executed a bonus issue corresponding to the amount with which the share capital was reduced. In June, 64,460 shares in total were allocated to the participants in Long Term Incentive Plan 2015 upon settlement of the program.
Average price
Share repurchases No of shares per share, SEK SEKm
Year 2015 10,531,344 73.71 776 Year 2016 11,788,068 75.37 888 Year 2017 6,976,716 110.33 770 First quarter 2018 1,469,719 135.08 199
Total shares repurchased 30,765,847 85.58 2,633
No. of No. of registered outstanding Change in number of shares in 2018 shares shares December 31, 2017 181,770,814 178,233,469
Share repurchases first quarter 2018 -1,469,719 Cancellation treasury shares April 11, 2018 -4,300,000 -Settlement of LTIP 2015 - 64,460
June 30, 2018 177,470,814 176,828,210
8 Interim Report Q2 | April-June 2018

COM HEM

SEGMENT COM HEM

OVERVIEW PER OPERATING SEGMENT

Operational key metrics[1]	2017 Q1	2017 Q2	2017 Q3	2017 Q4	2018 Q1	2018 Q2
Addressable footprint, thousands	**2,324**	**2,382**	**2,457**	**2,628**	**2,688**	**2,786**
Unique consumer subscribers, thousands	952	961	972	983	987	992
Consumer churn as % of unique consumer subscribers, %	13.6	12.4	12.8	13.6	14.8	12.8
Consumer RGUs thousands						
Broadband	713	724	736	750	757	765
Digital TV	644	645	651	655	653	654
- of which high-end set top boxes	*251*	*255*	*259*	*264*	*267*	*273*
Fixed telephony	277	272	269	266	260	252
Total consumer RGUs	**1,634**	**1,642**	**1,656**	**1,671**	**1,670**	**1,672**
Unique B2B subscribers, thousands						
OnNet	22	22	23	24	24	25
OffNet	33	30	28	25	24	22
Total unique B2B subscribers	**54**	**53**	**51**	**49**	**48**	**46**
ARPU, SEK						
Consumer	368	376	373	373	371	378
B2B	448	445	425	463	455	487

[1] For the quarter, and on the last date of each quarter.

Comparison between second quarter 2018 and second quarter 2017, unless otherwise stated.

Addressable footprint
In the second quarter, the Com Hem addressable footprint increased by 98,000 homes to 2,786,000 at the end of the period, of which approximately 1,100,000 are also reached by Boxer. The increase is mainly a result of our expansion into the SDU market where we at the end of June had added some 800,000 addressable households in the Com Hem Segment and an additional approximately 150,000 households unique to Boxer since the start of the expansion programme through the addition of open LANs as well as unbundled Telia fibre.

Unique consumer subscribers
The number of unique consumer subscribers continued to increase in the quarter, up 5,000 to 992,000, explained by strong growth in broadband RGUs.

Consumer churn rate
The churn rate, expressed as the percentage of consumer subscribers, was 12.8% in the second quarter compared to 14.8% for the first quarter. The decrease was expected following the pricing activities in the first quarter.

Consumer RGUs
The number of consumer RGUs was 1,672,000 at the end of the second quarter, with a continued increase in digital-TV and broadband RGU's in the quarter offset by declining fixed-telephony RGUs.

The number of broadband RGUs rose by 8,000 in the quarter to an all time high of 765,000. Close to 90% of the entire broadband base now subscribe to a 100 Mbit/s or higher service resulting in an average speed across the base of 154 Mbit/s.

The number of digital TV RGUs increased by 1,000 during the quarter to a total of 654,000 RGUs, with the number of customers with a high-end set top box (TiVo or TV hub) grew by 7,000 to 273,000, corresponding to 42% of the total digital TV base.

The number of fixed-line telephony RGUs was 252,000, down 8,000 compared with the preceding quarter, which is both due to the underlying decline in the market and smaller pricing activities in the telephony subscriber base during the second quarter.

Consumer ARPU
Consumer ARPU amounted to SEK 378, an increase of SEK 8 compared to the preceding quarter explained by the pricing activities in the first quarter.

Unique B2B subscribers
The number of unique B2B subscribers was 46,000 at the end of the quarter with a continued growth of the high margin OnNet subscribers by 500, offset by a decline in the legacy OffNet business of 2,000 subscribers.

B2B ARPU
B2B ARPU was SEK 487 in the quarter, compared to SEK 455 in the preceding quarter explained by higher ARPU in the growing OnNet subscriber base.

9 Interim Report Q2 | April-June 2018

COM HEM

SEGMENT COM HEM

OVERVIEW PER OPERATING SEGMENT

	APR-JUN/Q2			JAN-JUN/6 MONTHS			JAN-DEC
Financial summary, SEKm	**2018**	**2017**	**Change**	**2018**	**2017**	**Change**	**2017**
Revenue external							
Consumer	1,121	1,074	4.3%	2,214	2,118	4.5%	4,287
- of which Digital TV	*479*	*475*	*1.0%*	*950*	*941*	*0.9%*	*1,886*
- of which Broadband	*572*	*518*	*10.4%*	*1,123*	*1,012*	*11.0%*	*2,079*
- of which Fixed Telephony	*44*	*51*	*-13.6%*	*88*	*104*	*-15.4%*	*199*
Network operator	216	213	1.5%	428	409	4.7%	842
B2B	69	71	-3.3%	135	145	-7.1%	280
Other revenue	6	6	-5.2%	9	14	-31.2%	22
Revenue	**1,411**	**1,364**	**3.5%**	**2,785**	**2,685**	**3.7%**	**5,431**
Underlying EBITDA	**674**	**648**	**4.0%**	**1,335**	**1,277**	**4.6%**	**2,603**
Underlying EBITDA margin, %	47.7	47.5	0.3 p.p.	47.9	47.5	0.4 p.p.	47.9
Total capital expenditure	-225	-266	-15.5%	-469	-493	-4.9%	-963
Operating free cash flow	**449**	**382**	**17.7%**	**867**	**784**	**10.6%**	**1,640**

Comparison between second quarter 2018 and second quarter 2017, unless otherwise stated.

Revenue
Revenue for the Com Hem Segment rose by 3.5% in the second quarter compared to the same period last year and amounted to SEK 1,411m. For the first six months revenue rose by 3.7% to SEK 2,785m. The increase is mainly the result of a continued growth in consumer services, driven by volume and price, as well as growth in the Network operator services relating to higher revenue from network expansion.

Consumer Services
Revenue from consumer services rose by 4.3% to a total of SEK 1,121m for the second quarter. The increase is driven by increased revenue from primarily broadband and to some extent digital TV, partly offset by decreased revenue from fixed telephony.

Revenue from broadband services, which rose by 10.4% for the quarter, is attributable to RGU growth, an improved speed mix and price adjustments implemented in the first quarter.

Revenue from digital TV, which rose by 1.0% for the quarter, is attributable to both volume and price adjustments implemented in the first quarter.

Revenue from fixed telephony decreased by SEK 7m for the quarter. The decrease is mainly explained by a structural decline in fixed telephony.

Network Operator Services
Revenue from network operator services increased by 1.5% and amounted to SEK 216m for the second quarter. The increase was attributable to higher revenue from network expansion and growth in communication operator revenue from iTUX. The increase was partly offset by a continued decline in landlord revenue within MDUs due to price pressure.

Business to Business
Revenue from B2B services declined by SEK 2m to SEK 69m for the second quarter, which is explained by declining revenue from the lower margin legacy OffNet business. For the quarter, OnNet revenue grew by 31.7% and amounted to SEK 38m, resulting in OnNet revenue now exceeding the low margin Offnet revenue.

Underlying EBITDA
Underlying EBITDA rose by 4.0% for the Com Hem Segment reaching SEK 674m and the underlying EBITDA margin was 47.7% for the second quarter. For the first six months, underlying EBITDA rose by 4.6% reaching SEK 1,335m. The increase in underlying EBITDA is explained by revenue growth, partly with somewhat lower margin as proportion of revenue with lower gross margin within third party infrastructure increases, as well as savings in operating costs.

Capital expenditure (Capex)
For the quarter, capital expenditure amounted to SEK 225m, corresponding to 15.9% of revenue. For the first six months, capital expenditure amounted to SEK 469m, 16.8% of revenue. The decrease compared to the second quarter 2017 is due to temporarily lower network related capex and lower investments in CPEs in the quarter.

Operating free cash flow
Operating free cash flow increased by 17.7% reaching SEK 449m in the second quarter. The increase is due to higher underlying EBITDA contribution and lower investments compared to last year. For the first six months operating free cash flow increased by 10.6% reaching SEK 867m.

10 Interim Report Q2 | April-June 2018

COM HEM

SEGMENT BOXER

OVERVIEW PER OPERATING SEGMENT

	2017				2018		
Operational key metrics	Q1	Q2	Q3	Q4	Q1	APR 1[1]	Q2
Unique consumer subscribers, thousands	479	471	463	451	442	436	429
Consumer churn as % of unique consumer subscribers, %[2]	19.2	15.0	14.4	19.4	19.3	n/a	16.6
Consumer RGUs, thousands	498	493	487	480	473	470	464
- of which Digital TV	*476*	*467*	*456*	*443*	*432*	*429*	*420*
- of which Broadband	*14*	*19*	*23*	*28*	*32*	*32*	*36*
- of which Fixed Telephony	*8*	*8*	*8*	*8*	*9*	*9*	*9*
Average revenue per user (ARPU), SEK	297	298	298	301	304	n/a	309

[1] Opening balance for Q2 2018 adjusted due to database cleaning in connection to system migration of Boxer customer base

[2] Consumer churn as % of unique consumer subscribers, % calculated according to Com Hem Segment method from Q1 2017

Addressable fibre footprint
Since the beginning of 2017, Boxer's fibre footprint has expanded to include almost all of the Com Hem Segment's current addressable SDU footprint. At the end of June, Boxer had around 1,250,000 addressable fibre households (MDUs and SDUs) out of which about 150,000 SDU households did not overlap with Com Hem's footprint.

Unique consumer subscribers
In the second quarter Boxer's customer base was migrated to Com Hem's IT systems which has resulted in a database cleaning of 6,000 unique consumer subscribers and 3,000 RGUs. Q2 2018 KPIs have been calculated based on adjusted opening balance on April 1.

The number of unique consumer subscribers continued to decrease by 7,000 in the second quarter, to a total of 429,000 at the end of the period. The decline is explained by the structural decline within the Digital Terrestrial Television network ("DTT") distribution, which is partly offset by a growing number of broadband and IPTV subscribers as Boxer subscribers gain access to fibre broadband.

Consumer churn rate
The churn rate, expressed as the percentage of consumer subscribers, was 16.6% in the second quarter a decline from 19.3% in the first quarter. The continued high churn rate in the quarter is partly due to price adjustments implemented in the first quarter.

Consumer RGUs
The number of consumer RGUs was 464,000 at the end of the period, a decrease of 6,000 in the second quarter, compared to a decrease of 7,000 in the first quarter. The decline of 10,000 DTV RGUs in the second quarter was partly offset against an increase of 4,000 broadband RGUs.

Consumer ARPU
ARPU was SEK 309 for the second quarter, which is an increase of SEK 5 compared to the preceding quarter, mainly explained by more customers subscribing to two services (broadband and DTV) and price adjustments implemented in the first quarter.

	APR-JUN/Q2			JAN-JUN/6 MONTHS			JAN-DEC
Financial summary, SEKm	2018	2017	Change	2018	2017	Change	2017
Revenue external							
Consumer	403	430	-6.2%	813	866	-6.1%	1,705
Revenue	**403**	**430**	**-6.2%**	**813**	**866**	**-6.1%**	**1,705**
Underlying EBITDA	**84**	**82**	**1.8%**	**160**	**165**	**-3.2%**	**323**
Underlying EBITDA margin, %	20.8	19.2	1.6 p.p.	19.7	19.1	0.6 p.p.	19.0
Total capital expenditure	-29	-45	-37.0%	-85	-88	-3.5%	-175
Operating free cash flow	**55**	**37**	**49.3%**	**75**	**78**	**-2.8%**	**148**

Revenue
Revenue for the second quarter amounted to SEK 403m, a 6.2% decrease compared to the same quarter previous year, explained by a decreasing number of DTV subscribers only partly offset by increasing number of broadband subscribers. For the first six months revenue decreased by 6.1% to SEK 813m.

Underlying EBITDA
Boxer's underlying EBITDA amounted to SEK 84m for the quarter, an increase of 1.8% compared to same quarter last year. For the first six months, underlying EBITDA decreased by 3.2% to SEK 160m. In the beginning of 2017, half of the expected synergies of approximately SEK 50m annually relating to integration with Com Hem were realised, with the remaining synergies to be realised from H2 2018 when all IT systems now being integrated.

Capital expenditure (Capex)
For the quarter, capital expenditure amounted to SEK 29m, of which investments in CPEs and sales commissions amounted to SEK 21m and SEK 7m related to finalising system integration. For the first six months, capital expenditure amounted to SEK 85m, of which SEK 32m related to system integration.

Operating free cash flow
Operating free cash flow increased by 49.3% reaching SEK 55m in the second quarter. The increase is due to higher underlying EBITDA contribution and lower investments compared to last year. For the first six months operating free cash flow decreased by 2.8% to SEK 75m.

11 Interim Report Q2 | April-June 2018

COM HEM

CONDENSED CONSOLIDATED INCOME STATEMENT

	APR-JUN/Q2		JAN-JUN/6 MONTHS		JAN-DEC
SEKm	2018	2017	2018	2017	2017
Revenue	1,815	1,794	3,599	3,551	7,136
Cost of services sold	-995	-1,018	-1,990	-2,004	-4,039
Gross profit	**820**	**777**	**1,609**	**1,547**	**3,097**
Selling expenses	-482	-470	-951	-942	-1,867
Administrative expenses	-118	-86	-217	-158	-330
Other operating income and expenses	-5	1	-5	7	11
Operating profit	**214**	**222**	**436**	**454**	**912**
Financial income and expenses	-120	-139	-223	-230	-409
Result after financial items	**95**	**83**	**213**	**224**	**503**
Income taxes	11	-31	-21	-65	-132
Net result for the period	**105**	**52**	**192**	**158**	**371**
Average number of outstanding shares, thousands	176,764	181,889	177,085	183,067	181,215
Basic earnings per share, SEK	0.60	0.28	1.08	0.87	2.04
Average number of outstanding shares, diluted, thousands	177,869	182,051	177,227	183,786	181,887
Diluted earnings per share, SEK	0.60	0.28	1.08	0.86	2.04

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	APR-JUN/Q2		JAN-JUN/6 MONTHS		JAN-DEC
SEKm	2018	2017	2018	2017	2017
Net result for the period	105	52	192	158	371
Other comprehensive income					
Items that will not be reclassified to net profit or loss					
Revaluation of defined-benefit pension obligations	-25	-16	-26	-6	-4
Tax on items that will not be reclassified to profit or loss	4	4	4	1	1
Other comprehensive income for the period, net of tax	**-21**	**-13**	**-22**	**-5**	**-3**
Total comprehensive income for the period	84	39	170	153	367

Note: Figures for all periods 2017 include the effect of the restatement announced of Com Hem on July 11, 2018. For further details see appendix 1.

12 Interim Report Q2 | April-June 2018

COM HEM

CONDENSED CONSOLIDATED BALANCE SHEET

SEKm	JUN 30 2018	JUN 30 2017	DEC 31 2017
ASSETS			
Non-current assets			
Intangible assets	15,645	16,407	16,014
Property, plant and equipment	1,448	1,537	1,493
Total non-current assets	**17,093**	**17,943**	**17,508**
Current assets			
Other current assets	537	530	518
Cash and cash equivalents	410	295	590
Total current assets	**948**	**825**	**1,108**
TOTAL ASSETS	**18,040**	**18,769**	**18,616**
EQUITY AND LIABILITIES			
Equity	**3,132**	**4,407**	**4,273**
Non-current liabilities			
Non-current interest-bearing liabilities	10,115	10,940	10,104
Other non-current liabilities	315	348	325
Deferred tax liabilities	670	688	755
Total non-current liabilities	**11,100**	**11,976**	**11,185**
Current liabilities			
Current interest-bearing liabilities	1,100	12	903
Other current liabilities	2,708	2,374	2,255
Total current liabilities	**3,808**	**2,386**	**3,158**
TOTAL EQUITY AND LIABILITIES	**18,040**	**18,769**	**18,616**
Number of outstanding shares, at end of period, thousands	176,828	181,184	178,233
Equity per share, SEK	18	24	24

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

SEKm	JUN 30 2018	JUN 30 2017	DEC 31 2017
Opening equity according to adopted balance sheet	**4,273**	**5,501**	**5,501**
Adjustment on initial application of IFRS 9	-2	-	-
Adjusted opening equity as of Jan 1, 2018	**4,271**	**5,501**	**5,501**
Comprehensive income for the period			
Net result for the period	192	158	371
Other comprehensive income for the period	-22	-5	-3
Total comprehensive income for the period	**170**	**153**	**367**
Reclassification of cash settled share-based programs to liabilities	-38	-109	-109
Transactions with the owners			
Repurchases of shares	-199	-418	-770
Dividend	-1,061	-725	-725
Share-based remuneration	-12	4	9
Total transactions with the owners	**-1,271**	**-1,139**	**-1,486**
Closing equity	**3,132**	**4,407**	**4,273**

13 Interim Report Q2 | April-June 2018

COM HEM

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	APR-JUN/Q2		JAN-JUN/6MONTHS		JAN-DEC
SEKm	2018	2017	2018	2017	2017
Operating activities					
Result after financial items	95	83	213	224	503
Adjustments for non-cash items	475	525	942	1,013	2,101
Income taxes paid	-43	-	-57	-31	-31
Cash flow from operating activities before changes in working capital	**527**	**608**	**1,097**	**1,205**	**2,572**
Change in working capital	26	-130	-11	-170	-15
Cash flow from operating activities	**553**	**478**	**1,086**	**1,035**	**2,557**
Investing activities					
Acquisition of intangible assets	-123	-134	-263	-258	-502
Acquisition of property, plant and equipment	-131	-178	-291	-322	-636
Divestment of fixed assets	0	2	0	3	5
Cash flow from investing activities	**-253**	**-309**	**-553**	**-578**	**-1,134**
Financing activities					
Repurchases of shares	-	-189	-209	-410	-764
Repurchase of warrants	-166	-94	-166	-94	-94
Dividend	-	-	-530	-366	-725
Borrowings	100	1,250	300	1,700	3,050
Amortisation of borrowings	-101	-1,104	-103	-1,458	-2,767
Payment of borrowing costs	-5	-2	-5	-3	-4
Cash flow from financing activities	**-172**	**-139**	**-713**	**-631**	**-1,303**
Net change in cash and cash equivalents	128	31	-180	-174	120
Cash and cash equivalents at beginning of period	282	265	590	470	470
Cash and cash equivalents at end of period	**410**	**295**	**410**	**295**	**590**

ADJUSTMENT FOR NON-CASH ITEMS

	APR-JUN/Q2		JAN-JUN/6 MONTHS		JAN-DEC
SEKm	2018	2017	2018	2017	2017
Depreciation/amortisation	478	485	958	960	1,943
Unrealised exchange-rate differences	-1	0	2	0	0
Capital gain/loss on sale/disposal of non-current assets	2	0	6	3	12
Change in capitalised borrowing costs and discounts	8	8	15	16	31
Change in accrued interest expenses	-27	-24	-70	-11	57
Change in provisions	-15	-5	-26	-31	-42
Other profit/loss items not settled with cash	30	61	56	75	101
Total	**475**	**525**	**942**	**1,013**	**2,101**

14 Interim Report Q2 | April-June 2018

COM HEM

PARENT COMPANY CONDENSED FINANCIAL REPORTS

INCOME STATEMENT	APR-JUN/Q2		JAN-JUN/6 MONTHS		JAN-DEC
SEKm	2018	2017	2018	2017	2017
Revenue	5	3	5	7	16
Administrative expenses	-24	-7	-43	-14	-44
Other operating income and expenses	0	0	0	0	0
Operating profit/loss	**-19**	**-4**	**-38**	**-8**	**-28**
Financial income and expenses	-25	-36	-31	-22	171
Result after financial items	**-44**	**-39**	**-68**	**-30**	**143**
Income taxes	0	0	0	0	-51
Net result for the period	**-44**	**-39**	**-68**	**-30**	**92**

STATEMENT OF COMPREHENSIVE INCOME	APR-JUN/Q2		JAN-JUN/6 MONTHS		JAN-DEC
SEKm	2018	2017	2018	2017	2017
Net result for the period	-44	-39	-68	-30	92
Other comprehensive income	-	-	-	-	-
Comprehensive income for the period	**-44**	**-39**	**-68**	**-30**	**92**

BALANCE SHEET	JUN 30	JUN 30	DEC 31
SEKm	2018	2017	2017
ASSETS			
Financial assets	4,802	10,053	10,160
Deferred tax assets	1	53	1
Current assets	175	6	182
Cash and bank balances	12	24	13
TOTAL ASSETS	4,991	10,136	10,356
EQUITY AND LIABILITIES			
Restricted equity	207	209	207
Unrestricted equity	3,903	5,489	5,276
Provisions	4	2	4
Non-current liabilities to Group companies	-	3,712	4,470
Current liabilities to Group companies	272	260	260
Other current liabilities	606	464	140
TOTAL EQUITY AND LIABILITIES	4,991	10,136	10,356

Note: Figures for all periods 2017 include the effect of the restatement announced by Com Hem on July 11, 2018. The restatements in the parent company correspond, in all material aspects, to the restatements presented for the Group in appendix 1.

15 Interim Report Q2 | April-June 2018

COM HEM OTHER INFORMATION
Com Hem Holding AB (publ) is a Swedish limited liability company (Corp. ID. No. 556858-6613), with its registered office in Stockholm, Sweden. Com Hem’s shares are listed on Nasdaq Stockholm, Large Cap.
Accounting policies
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and described in the Group’s 2017 Annual Report and in appendix 1 to this interim report. The Group and its subsidiaries’ functional currency is the Swedish krona (SEK), which is also the presentation currency of the Group. All amounts have been rounded to the nearest million (SEKm), unless otherwise stated. The interim report for the Group has been prepared in accordance with IAS 34 Interim Financial Reporting and the Annual Accounts Act. Condensed financial statements for the Parent Company have been prepared in accordance with the Annual Accounts Act and RFR 2 Accounting for Legal Entities. Disclosures in accordance with IAS 34.16A are incorporated in the financial statements and its accompanying notes or in other parts of this interim report.
Changes in accounting policies 2018
The Group has adopted IFRS 9 Financial instruments and IFRS 15
Revenue from Contracts with Customers as of January 1, 2018. The effects of the new standards are stated below.
IFRS 9 contains new requirements for the classification and measurement of financial instruments, introducing an impairment model that is based on expected credit losses instead of losses occurred, and changes of principles for hedge accounting with the purpose among other things as simplification and increasing the consistency with the company´s internal risk management strategy. The standard replaces IAS 39 Financial instruments: Recognition and measurement.
The new impairment model results in earlier recognition
of credit losses in connection to collection of mainly account receivables and other receivables. A provision will is made for all receivables (not only the ones that objectively indicate need for impairment) corresponding to credit losses expected to occur within the remaining period. IFRS 9 has been applied from January
1, 2018, and has resulted in an increase of the credit loss allowance of SEK 2m and a corresponding adjustment of equity including tax effect.
IFRS 15 is a comprehensive standard for determining the amount of revenue to be recorded and when these revenues are to be recorded. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes from 2018. The introduction of IFRS 15 has not had any effects on the Group’s financial statements in addition to increased disclosure requirements. See table disaggregation of revenue below.
New IFRS not yet applied
IFRS 16 Leases will replace the existing IFRSs related to accounting of leases, such as IAS 17 Leases and IFRIC 4 Determining whether an agreement contains a lease. The Group will apply the new standard from January 1, 2019.
IFRS 16 mostly affects lessees and the central effect is that all leasing agreements that today are accounted for as operating lease agreements shall be accounted in a similar way as financial lease agreements provided that they meet the requirements to be reported as a lease in accordance with IFRS 16. The standard provides a single lessee accounting model for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This means that for operating leases an asset and
liability will have to be recognised, including recognition of depreciation, amortisation and interest, in comparison with today when there is no recognition for a leased asset and related liability, and the rental expense recognized as a straight-line expense. The Group has completed the initial assessment of the potential effects on the financial statements, but has not yet finalised the more detailed analysis. The most significant impact identified so far is that the
Group will need to report new assets and liabilities for its operational leasing agreements relating to infrastructure, which will effect, among other things, the key ratios EBITDA and capex.
Alternative Performance Measures (APM)
The Group applies the guidelines issued by ESMA (European Securities and Markets Authority) on APMs. An APM is understood as a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined or specified in the applicable financial reporting frame- work. APMs presented in these interim financial statements should not be considered as a substitute for measures of performance in accordance with IFRS and may not be comparable to similarly titled measures by other companies. The APMs presented in the interim report have been reconciled to the most directly reconcilable line items in the financial statements and appears in the sections Group financial overview and overview per operating segment.
Adjustments
Certain financial information and other amounts and percentages presented in this report have been rounded and therefore the tables may not tally. The abbreviation “n/m” (“not meaningful”) is used in this report if the information is not relevant and “n/a” (“not available”) is used if the information is not available.
Fair value of financial instruments
The fair value of the Group’s financial assets and liabilities are estimated to be equal to the carrying amounts except for outstanding notes. The carrying amount for the notes amounts to SEK 3,963m and the fair value was SEK 4,108m.
Related parties
For information regarding related parties, see the Group’s Annual report 2017, page 63. There have been no significant transactions during the year, in excess of paid dividend and repurchase of warrants. Repurchase of warrants from related parties (board members and executive management) occured in April at market value totalling SEK 137m. For more information regarding the repurchase of warrants see section “Incentive programmes” below.
Risks and uncertainties
The Group and the Parent Company have identified a number of operational and financial risks. Operational risks include increased competition, changes to laws and regulations, the ability to retain and attract key employees, substitution from fixed to mobile telephony, technological advances, network and IT infrastructure, the ability to retain and attract customers, programme content, risks associated with suppliers, corruption and unethical business practices, environment risks and risks associated with responsible procurement. Financial risks include refinancing, liquidity, credit, interest rate, and currency risks. For a detailed description of the significant risk factors for the Group’s future development, see the Group’s 2017
Annual Report. The Group believes that the risk environment has not materially changed from the description in the 2017 Annual Report.
16 Interim Report Q2 | April-June 2018

COM HEM

Disaggregation of revenue

Revenue by customer category, SEKm	APR-JUN Q2 2018 Com Hem	APR-JUN Q2 2018 Boxer	APR-JUN Q2 2018 The Group	APR-JUN Q2 2017 Com Hem	APR-JUN Q2 2017 Boxer	APR-JUN Q2 2017 The Group	JAN-JUN/6 MONTHS 2018 Com Hem	JAN-JUN/6 MONTHS 2018 Boxer	JAN-JUN/6 MONTHS 2018 The Group	JAN-JUN/6 MONTHS 2017 Com Hem	JAN-JUN/6 MONTHS 2017 Boxer	JAN-JUN/6 MONTHS 2017 The Group
Revenue external												
Consumer	1,121	403	1,525	1,074	430	1,505	2,214	813	3,027	2,118	866	2,984
- of which Digital TV	*479*	*380*	*859*	*475*	*418*	*892*	*950*	*769*	*1,719*	*941*	*844*	*1,785*
- of which Broadband	*572*	*23*	*595*	*518*	*12*	*530*	*1,123*	*43*	*1,166*	*1,012*	*21*	*1,034*
- of which Fixed Telephony	*44*	*1*	*44*	*51*	*1*	*51*	*88*	*2*	*89*	*104*	*1*	*105*
Network operator	216	-	216	213	-	213	428	-	428	409	-	409
B2B	69	-	69	71	-	71	135	-	135	145	-	145
Other revenue	6	-	6	6	-	6	9	-	9	14	-	14
Revenue	**1,411**	**403**	**1,815**	**1,364**	**430**	**1,794**	**2,785**	**813**	**3,599**	**2,685**	**866**	**3,551**

The Group's revenue from contracts with customers are typically based on subscription-based services for broadband, digital TV and telephony with a binding period of 12-24 months.

Subscription prices and related fees are based on the types of service selected, whether the services are sold as a bundled service or on an individual basis, and the equipment necessary to receive the service. In most cases the Group leases the hardware equipment to the subscriber but certain customer equipment may be purchased either from the company or from third-party retailers. The timing of revenue recognition is primarily over time (monthly subscription fees) and less than 5% of total revenue is recognised at a point in time, which amongst others include up front billing charges as well as hardware sales that are not directly linked to a subscription.

All services are provided to customers in one geographic region, Sweden, and are divided into the two operating segments Com Hem and Boxer.

Revenue are disaggregated by customer category (Consumer, Network operator and B2B) and for the Consumer category also by service offering.

The Com Hem Segment Consumer category comprises broadband, digital TV and fixed-line telephony services to primarily subscribers in MDUs. The Boxer Segment Consumer category comprises digital TV, broadband and fixed-line telephony services to primarily subscribers in SDUs.

The Network operator category includes the operations of Com Hem's landlord business, which charge landlord subscription fees for basic TV services to households connected to the FibreCoax.

The Network operator category also include the Group's communication operator iTUX. iTUX mainly, charge a monthly transmission fee to service providers that have active subscribers on the networks where iTUX act as a communication operator on behalf of different landlords and network owners. The Network operator category also includes revenue from landlords and households for connecting properties to new fibre networks.

The B2B category comprises broadband, fixed-line telephony and mobile telephony services mainly to Small (SoHo) and Medium Sized Enterprises (SMEs). The B2B business also includes a set of business services including web hosting, e-mail and security and multi-line telephony services.

Other revenue comprise amongst others of collection fees.

17 Interim Report Q2 | April-June 2018

COM HEM

Operating segments

The Group operates in a single market, Sweden and is divided in two operating segments, Com Hem and Boxer. The division is based on the Group's management structure and infrastructure for delivery of services and structure for internal reporting, which is controlled by the Group's CEO, who has been identified as its chief operating decision-maker.

The operating segment Com Hem offers services to consumers (digital TV, broadband and fixed telephony), B2B (broadband and telephony) and landlords (basic TV offering) via FibreCoax, unbundled Telia fibre and LAN. The services to consumers and landlords are mainly delivered to multi-dwelling unit buildings. The B2B services are mainly delivered to Small (SoHo) and Medium Sized Enterprises (SMEs). The infrastructure that is the basis for enabling delivery of services to customers is the same for all services in the operating segment. Expenses for distribution (fibre, ducting, etc.) and for operation and servicing of the services are collective. Customers connect to services through a single point in their home.

The operating segment Boxer offers services (digital TV and broadband) to consumers in the SDU market through the Swedish Digital Terrestrial Television network provided by Teracom as well as open networks.

The operating segment information is based on the same accounting principles as for the Group, IFRS. The pricing of inter company transactions is determined on a commercial basis.

Performances and the business' earnings are evaluated based on a number of established key ratios, of which the principal key ratios in the income statement are total revenue, operating profit/loss (EBIT) and underlying EBITDA (EBITDA before disposals excluding items affecting comparability and operating currency gains/losses).

Operating segment assets comprise of intangible assets, property, plant and equipment, inventories and current receivables. Operating segment liabilities comprise of non-current liabilities and provisions.

Capital expenditure includes intangible assets and property, plant and equipment but excludes the effect of goodwill, intangible assets and property, plant and equipment through acquisitions which are presented separately.

	APR-JUN Q2 2018			APR-JUN Q2 2017			JAN-JUN/6 MONTHS 2018			JAN-JUN/6 MONTHS 2017		
SEKm	Com Hem	Boxer	The Group	Com Hem	Boxer	The Group	Com Hem	Boxer	The Group	Com Hem	Boxer	The Group
Revenue external	1,411	403	1,815	1,364	430	1,794	2,785	813	3,599	2,685	866	3,551
Operating profit (EBIT)	206	8	214	209	13	222	429	8	436	429	25	454
Net financial income and expenses			-120			-139			-223			-230
Income taxes			11			-31			-21			-65
Net result for the period			105			52			192			158
Operating profit (EBIT)	206	8	214	209	13	222	429	8	436	429	25	454
Amortisation & depreciation	411	67	478	416	69	485	821	137	958	826	135	960
Disposals	2	-	2	2	-	2	3	3	6	4	2	5
Operating currency loss/gains	12	0	12	-1	1	-1	11	1	13	-3	1	-2
Items affecting comparability	43	8	51	22	-1	21	72	11	83	21	3	24
Underlying EBITDA	674	84	758	648	82	730	1,335	160	1,495	1,277	165	1,442
CAPEX	-225	-29	-253	-266	-45	-311	-469	-85	-553	-493	-88	-581
Operating free cash flow	449	55	504	382	37	419	867	75	942	784	78	861

	JUN 30, 2018				JUN 30, 2017			
SEKm	Com Hem	Boxer	Eliminations	The Group	Com Hem	Boxer	Eliminations	The Group
Operating segment assets	15,703	1,942	-15	17,630	16,358	2,121	-6	18,473
-of which goodwill	*10,899*	*421*	-	11,321	*10,899*	*421*	-	11,321
-of which customer relationships	*1,645*	*1,178*	-	2,822	*2,233*	*1,320*	-	3,553
Other unallocated assets				410				295
Total assets				**18,040**				**18,769**
Operating segment liabilities	2,794	818	-15	3,597	2,030	889	-6	2,913
Other unallocated liabilities				11,312				11,449
Total liabilities				**14,908**				**14,362**

18 Interim Report Q2 | April-June 2018

COM HEM

Items affecting comparability

	APR-JUN Q2		JAN-JUN/6 MONTHS		JAN-DEC
SEKm	2018	2017	2018	2017	2017
Redundancy related to reorganisation	-5	-9	-20	-22	-37
Transaction costs related to the merger with Tele2	-7	-	-18	-	-5
Retention incentives related to Tele2 merger	-18	-	-18	-	-
Personnel costs related to warrants	-10	-	-10	-	-
B2B integration costs	-	-9	-	-14	-29
Pension debt, closure of plan	-	-	-	22	22
Other costs	-11	-3	-17	-10	-13
Total	**-51**	**-21**	**-83**	**-24**	**-62**

Business Combinations

No business combinations have occurred during 2017 or 2018.

Changes in share capital and share repurchases

At the Annual General Meeting on March 23, 2017 the Board of Directors was given the mandate to until the end of the next Annual General Meeting, on one or more occasions, resolve on buy backs of shares to such extent that the Company's holding at any time does not exceed a tenth of the total number of shares in the Company. The buy backs were carried out in accordance with the Market Abuse Regulation (EU) No 596/2014 ("MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "Safe Harbour Regulation"). The buy backs were managed by credit institutions that made their trading decisions regarding Com Hem's shares independently of, and without influence by, Com Hem with regard to the timing of the repurchases.

Change in no. of shares	Total no. of shares
No. of registered shares, December 31, 2017	**181,770,814**
Cancellation of shares	-4,300,000
No. of registered shares, June 30, 2018	**177,470,814**
Repurchased shares held by Com Hem	-642,604
Total no. of outstanding shares, June 30, 2018	**176,828,210**

Incentive programmes

The Group had at the beginning of the year a warrant programme established for executive management, key employees and Board members. The programme originally comprised a total of 2,474,546 issued and paid warrants with maturity in June 2018. In accordance with a mandate from the AGM, Com Hem in April repurchased the warrants for a total of SEK 166m.

At the beginning of the year the Group also had three long-term share-saving incentive programmes "LTIP 2015", "LTIP 2016" and "LTIP 2017". LTIP 2015 matured in May 2018 and in June 64,460 shares in total were allocated to the participants upon settlement of the program. As of June 30 there are two programmes remaining, LTIP 2016 comprising 218,469 shares and LTIP 2017 comprising 207,826 shares. For more information regarding LTIP and the warrant programme see the Group's Annual Report 2017 and appendix 1 to this interim report regarding change in accounting treatment.

Largest shareholders

Com Hem Holding AB (publ) has two shareholders holding more than 10% of the number of outstanding shares and votes at the end of the period. Kinnevik through its subsidiary Kinnevik Sweden Holding AB is the Company's single largest shareholder controlling 19.2% of the outstanding shares and votes as of June 30, 2018. MFS Investment Management is the second largest shareholder controlling 12.3% of the outstanding shares and votes as of June 30, 2018. Com Hem Holding AB (publ) had a total of 3,188 shareholders as of June 30, 2018.

As of June 30, 2018	No. of shares	Capital/votes, %[1]
Kinnevik	33,911,671	19.2
MFS Investment Management	21,810,378	12.3
Capital Group	14,281,000	8.1
Norges Bank	11,642,956	6.6
Adelphi Capital LLP	8,576,817	4.9
Vanguard	4,475,092	2.5
BNP Paribas Investment Partners	4,300,676	2.4
Tower House Partners LLP	3,550,000	2.0
DJE Investment	2,633,700	1.5
BlackRock	1,757,030	1.0
Total 10 largest shareholders	**106,939,320**	**60.5**
Other shareholders	69,888,890	39.5
Total no. of outstanding shares	**176,828,210**	**100.0**

Source: CMi2i/Holdings/Euroclear as of June 30, 2018.

1 The participating interest has been adjusted for the Parent Company's holdings of treasury shares. The ten largest public shareholders are listed above. Holdings with depositories are reported as "other shareholders" unless verified.

Events after the end of the reporting period

No subsequent events to be reported.

Disclosure

This information is information that Com Hem Holding AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact person set out below at 7.30 a.m. CET July 11, 2018.

Fredrik Hallstan, Head of PR

19 Interim Report Q2 | April-June 2018

COM HEM Board’s assurance
The Board of Directors and the CEO certify that the Interim Report gives a true and fair overview of the Parent Company’s and Group’s operations, their financial position and results of operations, and describes the material risks and uncertainties facing the Parent Company and other companies in the Group.
Stockholm, July 11, 2018
Monica Caneman
Board member
Eva Lindqvist
Board member
Marianne Bolin
Employee representative
Andrew Barron
Chairman
Thomas Ekman
Board member
Anders Nilsson
Board member and Chief Executive Officer
Tomas Kadura
Employee representative
Review report
Com Hem Holding AB, Corp. id. 556858-6613
Introduction
We have reviewed the condensed interim financial information (the interim report) of Com Hem Holding AB as of June 30, 2018 and the six-month period then ended. The Board of Directors and the Chief Executive Officer are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and other generally accepted auditing practices and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, for the Group in accordance with IAS 34 and the Annual Accounts Act, and for the Parent Company in accordance with the Annual Accounts Act.
Stockholm July 11, 2018
KPMG AB
Tomas Gerhardsson
Authorized Public Accountant
20 Interim Report Q2 | April-June 2018

COM HEM INDUSTRY TERMS
Addressable households Number of households connected to our FibreCoax and FibreLAN networks, third party open networks, and connected and/or passed by fibre in networks unbundled by the Group.
RGUs Revenue generating units, which refer to each subscriber receiving basic or digital TV, broadband or telephony services from Com Hem, Boxer or Phonera.
A customer who has all three services is counted as three
RGUs but one unique subscriber.
ARPU Average monthly revenue per user for the referenced period. ARPU is calculated by dividing the monthly revenue for the respective period by the average number of unique consumer subscribers for that period. The average number of unique consumer subscribers is calculated as the number of unique consumer subscribers on the first day in the respective period plus the number of unique consumer subscribers on the last day of the respective period, divided by two.
Churn The voluntary or involuntary discontinuance of services by a subscriber. From Q4 2016 cancellations are excluded.
SME Small and medium enterprises. Refers to offices with
10-99 employees.
SoHo Single office/Home office. Refers to offices with
1-9 employees.
Unique consumer subscribers Unique consumer subscribers represent the number of individual end-users who have subscribed for one or more of the Com Hem Group’s digital services (digital TV, broadband and fixed telephony). Com
Hem refers to the end-users receiving services directly through our own, third-party or unbundled networks as unique subscribers, even if the billing relationship for that end-user is with the end-user’s landlord or housing association.
21 Interim Report Q2 | April-June 2018

COM HEM FINANCIAL KEY METRICS AND ALTERNATIVE PERFORMANCE MEASURES (APM)
IFRS-MEASURE
Earnings per share Net result for the period attributable to owners of the Parent Company divided by the average number of shares outstanding.
ALTERNATIVE PERFORMANCE MEASURES
An alternative performance measure is understood as a financial measure other than a financial measure defined or specified in the applicable financial reporting framework. The alternative performance measures presented are a complement to financial measures defined in IFRS and are used by management to evaluate ongoing operations and control activities. Alternative performance measures presented in these interim financial statements should not be considered as a substitute for measures of performance in accordance with IFRS and may not be comparable to similarly titled measures by other companies. For more information regarding the purpose with presented APMs please visit http://www.comhemgroup.se/en/investors/definitions/.
Capital expenditure (Capex) Capital expenditure in intangible assets and property, plant and equipment, including capital expenditure financed by leasing.
EBITDA EBIT excluding amortisation and depreciation.
EBITDA-margin EBITDA as a percentage of revenue.
Items affecting comparability Items of temporary nature such as staff costs related to restructuring and transaction costs related to acquisitions.
Net debt Interest-bearing liabilities, excluding borrowing costs, less cash and cash equivalents.
Net debt/Underlying EBITDA Net debt at the end of the period indicated divided by underlying EBITDA LTM.
Equity/assets ratio Equity as a percentage of total assets.
Equity free cash flow Underlying EBITDA less Capex, inter- est on bank debt, commercial papers and notes, taxes and change in net working capital.
Equity per share Equity divided by the total number of outstanding shares.
Operating free cash flow (OFCF) Underlying EBITDA less capital expenditure.
Operating profit (EBIT) Revenue less operating expenses.
Underlying EBITDA EBITDA before disposals excluding items affecting comparability and operating currency gains/losses.
Underlying EBITDA margin Underlying EBITDA as a percentage of revenue.
OTHER MEASURES
Consumer ARPU Consumer ARPU is calculated by dividing all digital TV, broadband, fixed telephony and other revenue that can be allocated to each consumer service for the period in question, by the average number of total unique consumer subscribers for the respective period, and further by the number of months in the period. The average number of subscribers is calculated as the number of unique consumer subscribers on the first day in the respective period plus the number of unique consumer subscribers on the last day of the respective period, divided by two.
B2B ARPU B2B ARPU is calculated by dividing all broad- band, fixed telephony and other revenue that can be allocated to each B2B service for the period in question, by the average number of total unique B2B subscribers for the respective period, and further by the number of months in the period. The average number of subscribers is calculated as the number of B2B subscribers on the first day in the respective period plus the number of unique B2B subscribers on the last day of the respective period, divided by two.
22 Interim Report Q2 | April-June 2018

THE GROUP'S FINANCIAL KEY METRICS AND ALTERNATIVE PERFORMANCE MEASURES PER QUARTER

	2016		2017					2018
Group	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**
Revenue, SEKm	1,309	1,780	1,757	1,794	1,780	1,805	1,784	1,815
Operating profit (EBIT), SEKm	227	228	232	222	255	203	222	214
Operating margin (EBIT margin), %	17.4	12.8	13.2	12.4	14.3	11.2	12.4	11.8
EBITDA, SEKm	629	701	707	707	747	693	702	693
EBITDA margin, %	48.0	39.4	40.2	39.4	42.0	38.4	39.3	38.2
Underlying EBITDA, SEKm	642	696	712	730	762	722	738	758
Underlying EBITDA margin, %	49.0	39.1	40.5	40.7	42.8	40.0	41.3	41.8
Capex, SEKm	180	305	269	311	238	320	300	253
Capex as % of revenue	13.8	17.2	15.3	17.4	13.4	17.7	16.8	14.0
Cash flow from operating activities	580	565	557	478	868	654	533	533
Operating free cash flow, SEKm	461	390	443	419	524	402	438	504
Equity/assets ratio, %	29	29	24	23	23	23	17	17
Net debt at end of period, SEKm	10,292	10,326	10,626	10,742	10,719	10,488	10,994	10,865
Net debt/underlying EBITDA LTM, multiple[1]	3.7x	3.7x	3.7x	3.7x	3.7x	3.6x	3.7x	3.6x
Earnings per share, SEK	0.56	0.18	0.58	0.28	0.76	0.42	0.49	0.60
Equity per share, SEK	30	30	25	24	24	24	17	18

[1] See page 22 for definitions of financial key metrics and Alternative Performance Measures (APM).
[2] Boxer is consolidated from September 30, 2016 affecting comparables with previous periods.

OTHER INFORMATION

For further information, contact:
Marcus Lindberg, Head of Investor Relations
Phone: +46 734 39 25 40
E-mail: marcus.lindberg@comhem.com

Financial information
All financial information is published on www.comhemgroup.com directly after release.

You are welcome to subscribe to our press releases and financial statements via e-mail. Subscribe here: http://www.comhemgroup.se/en/investors/subscribe/

Webcast teleconference
Com Hem will present the first quarter results for analysts and investors via a webcast teleconference in English on Wednesday, July 11, 2018 at 10:00 a.m CET.

To participate, use the following link:
https://comhemgroup.videosync.fi/2018-07-11_q2

Alternatively, use one of the following dial-in numbers:

Sweden:	+46 (0)8519 99 355
UK:	+44 (0) 203 1940 550
US:	+1 855 269 2605

Financial calendar

Interim Report January-September 2018	October 16, 2018

Com Hem Holding AB (publ)
Corp. ID. No. 556858-6613
Registered office: Stockholm
www.comhemgroup.com

23 Interim Report Q2 | April-June 2018

COM HEM

APPENDIX I, RESTATEMENTS

The Consolidated Financial Statements previously issued have been restated for all periods as of and for 2017 and Q1 2018 with respect to certain items within the consolidated income statement, condensed consolidated balance sheet, and consolidated statements of cash flow.

The nature and impact of the restatement is described below:

a) Warrant programs: The warrants were issued in June 2014 to key employees and board members in two different programs; 2014/2017 and 2014/2018. Both programs have been accounted for as equity settled programs. At the 2017 Annual General Meeting it was decided to offer the holders of warrants in the programs a choice of cash or equity settlement. This cash alternative for the participants results in a reclassification from an equity settled to a cash settled program at that point in time.

b) Share-savings incentive programs (LTIP): When entering into the Merger Plan with Tele2 on January 9, 2018, Com Hem has resolved to accelerate LTIP 2016 and LTIP 2017 and to compensate the participants with a cash consideration in accordance with the plan rules at closing of the merger. This has resulted in a reclassification from equity settled to cash settled programs.

No change has been made to the program conditions compared to what has previously been disclosed, therefore the change in accounting treatment has no cash impact and will not affect equity once all programs have been settled.

As of June 30, 2018, SEK 43m has been reclassified from equity to other short term liabilities as a result of the change in accounting treatment referring to the two outstanding share-saving incentive programs at that date.

The total impact of the restatement is presented in the tables below:

Condensed consolidated income statement

	JAN-MAR/Q1 2017			APR-JUN/Q2 2017			JUL-SEP/Q3 2017		
SEKm	**Restated**	**Restatement**	**Reported pre-restatement**	**Restated**	**Restatement**	**Reported pre-restatement**	**Restated**	**Restatement**	**Reported pre-restatement**
Revenue	1,757		1,757	1,794		1,794	1,780		1,780
Gross profit	**771**		**771**	**777**		**777**	**779**		**779**
Operating profit	**232**		**232**	**222**		**222**	**255**		**255**
Net financial income and expenses	-91	-13	-78	-139	-59	-81	-79	1	-81
Result after financial items	**141**	**-13**	**153**	**83**	**-59**	**142**	**176**	**1**	**174**
Income taxes	-34		-34	-31		-31	-39		-39
Net result for the period	**107**	**-13**	**120**	**52**	**-59**	**110**	**137**	**1**	**136**
Earnings per share									
Basic earnings per share (SEK)	0.58	-0.07	0.65	0.28	-0.32	0.61	0.76	0.01	0.75
Diluted earnings per share (SEK)	0.58	-0.07	0.65	0.28	-0.32	0.60	0.76	0.01	0.75

	OCT-DEC/Q4 2017			JAN-DEC 2017			JAN-MAR/Q1 2018		
SEKm	**Restated**	**Restatement**	**Reported pre-restatement**	**Restated**	**Restatement**	**Reported pre-restatement**	**Restated**	**Restatement**	**Reported pre-restatement**
Revenue	1,805		1,805	7,136		7,136	1,784		1,784
Gross profit	**770**		**770**	**3,097**		**3,097**	**790**		**790**
Operating profit	**203**		**203**	**912**		**912**	**222**		**222**
Net financial income and expenses	-100	-21	-79	-409	-91	-319	-104	-23	-80
Result after financial items	**103**	**-21**	**124**	**503**	**-91**	**593**	**118**	**-23**	**142**
Income taxes	-28		-28	-132		-132	-32		-32
Net result for the period	**75**	**-21**	**96**	**371**	**-91**	**461**	**86**	**-23**	**110**
Earnings per share									
Basic earnings per share (SEK)	0.42	-0.12	0.54	2.04	-0.51	2.55	0.49	-0.13	0.62
Diluted earnings per share (SEK)	0.42	-0.11	0.53	2.04	-0.49	2.53	0.49	-0.13	0.61

24 Interim Report Q2 | April-June 2018

COM HEM

Consolidated statement of Comprehensive income

	JAN-MAR/Q1 2017			APR-JUN/Q2 2017			JUL-SEP/Q3 2017		
SEKm	Restated	Restate-ment	Reported pre-restatement	Restated	Restate-ment	Reported pre-restatement	Restated	Restate-ment	Reported pre-restatement
Net income for the period	107	-13	120	52	-59	110	137	1	136
Other comprehensive income	8		8	-13		-13	14		14
Comprehensive income for the period, net of tax	**114**	**-13**	**127**	**39**	**-59**	**98**	**151**	**1**	**150**

	OCT-DEC/Q4 2017			JAN-DEC 2017			JAN-MAR/Q1 2018		
SEKm	Restated	Restate-ment	Reported pre-restatement	Restated	Restate-ment	Reported pre-restatement	Restated	Restate-ment	Reported pre-restatement
Net income for the period	75	-21	96	371	-91	461	86	-23	110
Other comprehensive income	-13		-13	-3		-3	-1		-1
Comprehensive income for the period, net of tax	**63**	**-21**	**83**	**367**	**-91**	**458**	**86**	**-23**	**109**

Condensed consolidated balance sheet

	MAR 31, 2017			JUN 30, 2017			SEP 30, 2017		
SEKm	Restated	Restate-ment	Reported pre-restatement	Restated	Restate-ment	Reported pre-restatement	Restated	Restate-ment	Reported pre-restatement
ASSETS									
Total non-current assets	18,120		18,120	17,943		17,943	17,685		17,685
Total current assets	701		701	825		825	884		884
TOTAL ASSETS	**18,821**		**18,821**	**18,769**		**18,769**	**18,569**		**18,569**
EQUITY AND LIABILITIES									
Total equity	4,554	-122	4,676	4,407	-87	4,494	4,318	-86	4,404
Total non-current liabilities	11,279		11,279	11,976		11,976	11,146		11,146
Total current liabilities	2,988	122	2,866	2,386	87	2,299	3,105	86	3,019
EQUITY AND LIABILITIES	**18,821**		**18,821**	**18,769**		**18,769**	**18,569**		**18,569**
Equity per share, SEK	25	-1	26	24	0	25	24	0	25

	DEC 31, 2017			MAR 31, 2018		
SEKm	Restated	Restate-ment	Reported pre-restatement	Restated	Restate-ment	Reported pre-restatement
ASSETS						
Total non-current assets	17,508		17,508	17,321		17,321
Total current assets	1,108		1,108	775		775
TOTAL ASSETS	**18,616**		**18,616**	**18,096**		**18,096**
EQUITY AND LIABILITIES						
Total equity	4,273	-106	4,380	3,060	-171	3,231
Total non-current liabilities	11,185		11,185	11,175		11,175
Total current liabilities	3,158	106	3,052	3,861	171	3,690
EQUITY AND LIABILITIES	**18,616**		**18,616**	**18,096**		**18,096**
Equity per share, SEK	24	-1	25	17	-1	18

25 Interim Report Q2 | April-June 2018

COM HEM
IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 has submitted a registration statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.